March 27, 2025

Zhen Qin
Chief Executive Officer
Linkhome Holdings Inc.
2 Executive Circle, Suite 100
Irvine, CA 92614

        Re: Linkhome Holdings Inc.
            Post-Effective Amendment No. 2 to Registration Statement on Form
S-1
            Filed March 25, 2025
            File No. 333-280379
Dear Zhen Qin:

       We have reviewed your post-effective amendment and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1 Linkhome Holdings Inc. and Subsidiary Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
New Accounting Pronouncements, page F-15

1. Regarding your adoption of ASU 2023-07 and operation as a single reportable segment, please tell us how you considered the revised disclosure requirements of
       ASC 280-10-50, also applying to public entities having a single reportable segment.
       We refer you to ASC 280-10-50-20 as revised.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 27, 2025
Page 2



       Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-
551-3713 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Michael J. Blankenship